Filed by General Cable Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934
Subject Company: General Cable Corporation
Commission File No. 1-12983

General Cable Corporation
Registration Statement on Form S-4
File No. 333-129577

CONTACT:	Michael P. Dickerson	FOR IMMEDIATE RELEASE
	Vice President of Finance and	December 12, 2005
Investor Relations
(859) 572-8684
GENERAL CABLE ANNOUNCES FINAL RESULTS OF CONVERTIBLE PREFERRED SHARES CONVERSION OFFER
HIGHLAND HEIGHTS, KENTUCKY, December 12, 2005 — General Cable Corporation (NYSE: BGC) announced today the final results of its previously announced offer (the “Offer”) to pay a cash premium of $7.88 to holders of its 5.75% Series A Redeemable Convertible Preferred Stock who elect to convert their Preferred Stock into shares of its common stock. The Offer commenced on November 9, 2005 and expired at 5:00 p.m., New York City time, on Friday, December 9, 2005.
In exchange for 1,939,991 shares, or 93.72%, of its outstanding shares of Preferred Stock surrendered and accepted by General Cable for conversion in the Offer, the holders thereof will receive, in the aggregate:
•	9,696,075 shares of General Cable common stock;

•	a cash premium of $15,287,129; and

•	approximately $309,860 of accrued, unpaid and accumulated dividends on the Preferred Stock from November 24, 2005 to December 13, 2005, the date immediately preceding the anticipated Offer settlement date of December 14, 2005.
129,916 shares, or 6.28%, of the Preferred Stock will remain outstanding upon settlement of the Offer. All shares of Preferred Stock surrendered for conversion in the Offer will be canceled and retired.
THE OFFER WAS MADE PURSUANT TO A CONVERSION OFFER PROSPECTUS DATED NOVEMBER 9, 2005 (AS AMENDED ON DECEMBER 1, 2005 AND DECEMBER 9, 2005) CONTAINED IN A REGISTRATION STATEMENT FILED BY GENERAL CABLE WITH THE SECURITIES AND EXCHANGE COMMISSION, WHICH REGISTRATION STATEMENT WAS DECLARED EFFECTIVE BY THE COMMISSION ON DECEMBER 9, 2005. COPIES OF THE CONVERSION OFFER PROSPECTUS CONTAINED IN THE REGISTRATION STATEMENT MAY BE OBTAINED FROM THE INFORMATION AGENT FOR THE OFFER, D. F. KING & CO., INC., WHO MAY BE REACHED AT (212) 269-5550. THE CONVERSION OFFER PROSPECTUS AND OTHER RELATED DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION MAY ALSO BE OBTAINED AT THE COMMISSION’S WEB SITE, HTTP://WWW.SEC.GOV.
The Company retained Merrill Lynch & Co. to act as dealer manager in connection with the Offer. Questions regarding the Offer should be directed to Merrill Lynch & Co. at (888) 654-8637.
General Cable (NYSE:BGC), headquartered in Highland Heights, Kentucky, is a leader in the development, design, manufacture, marketing and distribution of copper, aluminum and fiber optic wire and cable products for the energy, industrial, specialty and communications markets.
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Certain statements in this press release, including without limitation, statements regarding future financial results and performance, plans and objectives, capital expenditures and the Company’s or management’s beliefs, expectations or opinions, are forward-looking statements. Actual results may differ materially from those statements as a result of factors, risks and uncertainties over which the Company has no control. Such factors include economic and political consequences resulting from the September 2001 terrorist attack and the war with Iraq, economic consequences arising from natural disasters and other similar catastrophes, such as floods, earthquakes, hurricanes and tsunamis; domestic and local country price competition, particularly in certain segments of the power cable market and other competitive pressures; general economic conditions, particularly in construction; changes in customer or distributor purchasing patterns in our business segments; the Company’s ability to increase manufacturing capacity and productivity; the financial impact of any future plant closures; the Company’s ability to successfully complete and integrate acquisitions and divestitures; the Company’s ability to negotiate extensions of labor agreements on acceptable terms; the Company’s ability to service debt requirements and maintain adequate domestic and international credit facilities and credit lines; the Company’s ability to pay dividends on its preferred stock; the impact of unexpected future judgments or settlements of claims and litigation; the Company’s ability to achieve target returns on investments in its defined benefit plans; the Company’s ability to avoid limitations on utilization of net losses for income tax purposes; the cost and availability of raw materials, including copper, aluminum and petrochemicals, generally and as a consequence of hurricanes Katrina and Rita; the Company’s ability to increase its selling prices during periods of increasing raw material costs; the impact of foreign currency fluctuations; the impact of technological changes; and other factors which are discussed in the Company’s Conversion Offer Prospectus dated November 9, 2005, as amended, and the Company’s Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2005, as well as periodic reports filed with the Commission.
Release No. 04xx
12/12/05